Exhibit 12(b)

FIFTH THIRD BANCORP

COMPUTATIONS OF CONSOLIDATED RATIOS OF EARNINGS

TO COMBINED FIXED CHARGES AND

PREFERRED STOCK DIVIDEND REQUIREMENTS

($ In Millions)

	For the Three Months Ended			Year Ended December 31,
Excluding Interest on Deposits:	March 31, 2003		March 31, 2002	2002	2001	2000	1999	1998
Fixed Charges:
Interest Expense (excluding interest on deposits)	$124		123	501	724	874	616	557
One-Third of Rents	3		3	11	14	14	12	9
Preferred Stock Dividends	—		—	1	1	1	1	1

Total Fixed Charges	$127		126	513	739	889	629	567

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$630		580	2,432	1,653	1,680	1,455	1,231
Fixed Charges—Excluding Preferred Stock Dividends	127		126	512	738	888	628	566

Total Earnings	$757		706	2,944	2,391	2,568	2,083	1,797

Ratio of Earnings to Fixed Charges, Excluding Interest On Deposits	5.96	x	5.60	5.74	3.24	2.89	3.31	3.17

Including Interest on Deposits:
Fixed Charges:
Interest Expense	$294		372	1,429	2,276	2,692	2,022	2,042
One-Third of Rents	3		3	11	14	14	12	9
Preferred Stock Dividends	—		—	1	1	1	1	1

Total Fixed Charges	$297		375	1,441	2,291	2,707	2,035	2,052

Earnings:
Income Before Income Taxes, Minority Interest & Cumulative Effect of Accounting Change	$630		580	2,432	1,653	1,680	1,455	1,231
Fixed Charges—Excluding Preferred Stock Dividends	297		375	1,440	2,290	2,706	2,034	2,051

Total Earnings	$927		955	3,872	3,943	4,386	3,489	3,282

Ratio of Earnings to Fixed Charges, Including Interest On Deposits	3.12	x	2.55	2.69	1.72	1.62	1.71	1.60